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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )

Microcell Telecommunications Inc. (Name of Subject Company (Issuer))
Rogers Wireless Inc. Rogers Wireless Communications Inc. (Name of Filing Persons, Offerors)
Class A Restricted Voting Shares Class B Non-Voting Shares Warrants 2005 Warrants 2008 (Title of Classes of Securities)
59501T882 59501T874 59501T163 59501T171 (CUSIP Numbers of Class of Securities)

David P. Miller, Esq.
Rogers Wireless Inc.
One Mount Pleasant Road, 16th Floor
Toronto, Ontario M4Y 2Y5
Canada
(416) 935-1100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of Filing Persons)
Copy to: John T. Gaffney, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019-7475 (212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1) U.S.$1,084,846,976.10	Amount of Filing Fee(2) U.S.$137,450.11

(1)
Estimated solely for purposes of calculating the amount of the filing fee. The transaction valuation is based upon the sum of (i) the product of 200,669 Class A restricted voting shares and a price of Cdn.$35.00 per share, (ii) the product of 34,886,998 Class B non-voting shares (including an aggregate of 5,368,453 options and warrants for Class B non-voting shares) and a price of Cdn.$35.00 per share, (iii) the product of 3,998,302 Warrants 2005 and a price of $15.79 per Warrant 2005, and (iv) the product of 6,163,943 Warrants 2008 and a price of $15.01 per Warrant 2008, in all cases net to the seller in cash, without interest, pursuant to the Offers to Purchase, using the noon spot exchange rate published by the Bank of Canada on September 28, 2004 of Cdn.$1.2755 = U.S.$1.00. The calculation of the filing fee is based on the Company's representation regarding the foregoing as of August 31, 2004.

(2)
The fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #7 for fiscal year 2004, equals U.S.$126.70 per million of transaction value, or U.S.$137,450.11.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.
	Amount Previously Paid:	Filing Party:
	Form or Registration No.:	Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Tender Offer Statement on Schedule TO relates to the offers (collectively, the "Offers") by Rogers Wireless Inc. (the "Offeror"), a corporation incorporated under the Canada Business Corporations Act (the "CBCA") and a wholly-owned subsidiary of Rogers Wireless Communications Inc. (the "Parent"), a corporation incorporated under the CBCA, to purchase all of the issued and outstanding class A restricted voting shares (the "Class A Shares"), class B non-voting shares (the "Class B Shares" and, collectively with the Class A Shares, together with the associated Rights, the "Shares," including Shares issuable upon the exercise of outstanding options, warrants or other conversion or exchange rights other than the Rights and the Warrants), Warrants 2005 (the "Warrants 2005") and Warrants 2008 (the "Warrants 2008" and, collectively with the Warrants 2005, the "Warrants," and together with the Shares, the "Securities"), of Microcell Telecommunications Inc. (the "Company"), a corporation incorporated under the CBCA, at a purchase price of Cdn.$35.00 per Class A Share, Cdn.$35.00 per Class B Share, Cdn.$15.79 per Warrant 2005 and Cdn.$15.01 per Warrant 2008, in each case, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offers to Purchase and Circular, dated September 30, 2004, and the related Letters of Acceptance and Transmittal (which, together with any amendments or supplements thereto, collectively, constitute the "Offering Materials"), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively.

        This Schedule TO is being filed on behalf of the Offeror. The information set forth in the Offering Materials is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

Item 10.    Financial Statements of Certain Bidders.

        Not Applicable.

Item 12.	Exhibits
(a)(1)(i)	Offers To Purchase and Circular, dated as of September 30, 2004
(a)(1)(ii)	Letter of Acceptance and Transmittal for the Shares
(a)(1)(iii)	Letter of Acceptance and Transmittal for the Warrants
(a)(1)(iv)	Notice of Guaranteed Delivery for the Shares
(a)(1)(v)	Notice of Guaranteed Delivery for the Warrants
(a)(1)(vi)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(vii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(viii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(5)(i)	Press release issued by Rogers Wireless Inc. on September 30, 2004
(b)(1)	Amended and Restated Credit Agreement, dated as of March 15, 1997, among Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent
(b)(2)	First Amendment Agreement to the Amended and Restated Credit Agreement, dated as of April 12, 2001, among Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent
(b)(3)	Financing Letter Agreement between Rogers Communications Inc. and Rogers Wireless Inc. dated September 30, 2004
(d)(1)	Support Agreement, dated as of September 19, 2004, between Microcell Telecommunications Inc. and Rogers Wireless Communications Inc., incorporated by reference to Exhibit 99.1 of the Form 6-K filed with the Securities and Exchange Commission by Rogers Wireless Communications Inc. on September 22, 2004
(d)(2)	Confidentiality Agreement among Microcell Telecommunications Inc., Rogers Communications Inc. and Rogers Wireless Communications Inc. dated July 14, 2004.

Item 13.    Information Required by Schedule 13E-3

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2004
ROGERS WIRELESS INC.

	By:	/s/ DAVID MILLER Name: David Miller Title: Vice President, General Counsel and Secretary
ROGERS WIRELESS COMMUNICATIONS INC.

	By:	/s/ DAVID MILLER Name: David Miller Title: Vice President, General Counsel and Secretary

Exhibit Index

Exhibit	Number Description
(a)(1)(i)	Offers to Purchase and Circular, dated as of September 30, 2004
(a)(1)(ii)	Letter of Acceptance and Transmittal for the Shares
(a)(1)(iii)	Letter of Acceptance and Transmittal for the Warrants
(a)(1)(iv)	Notice of Guaranteed Delivery for the Shares
(a)(1)(v)	Notice of Guaranteed Delivery for the Warrants
(a)(1)(vi)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(vii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(viii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(5)(i)	Press release issued by Rogers Wireless Inc. on September 30, 2004
(b)(1)	Amended and Restated Credit Agreement, dated as of March 15, 1997, among Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent
(b)(2)	First Amendment Agreement to the Amended and Restated Credit Agreement, dated as of April 12, 2001, among Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent
(b)(3)	Financing Letter Agreement between Rogers Communications Inc. and Rogers Wireless Inc. dated September 30, 2004
(d)(1)
Support Agreement, dated as of September 19, 2004, between Microcell Telecommunications Inc. and Rogers Wireless Communications Inc., incorporated by reference to Exhibit 99.1 of the Form 6-K filed with the Securities and Exchange Commission by Rogers Wireless Communications Inc. on September 22, 2004
(d)(2)	Confidentiality Agreement among Microcell Telecommunications Inc., Rogers Communications Inc. and Rogers Wireless Communications Inc. dated July 14, 2004.

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SIGNATURE
Exhibit Index